Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – October 22, 2007 – Talisman Energy Inc. has scheduled a telephone conference call for investors and analysts on Friday, November 2, 2007 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s third quarter results. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its third quarter results the evening of November 1.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-731-5319 (North America) or
1-416-644-3420 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 p.m. MST on Friday, November 2 until 11:59 p.m. Friday, November 9, 2007. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21249903# or
1-416-640-1917 (Local Toronto & International) passcode 21249903#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:

http://w.on24.com/r.htm?e=96205&s=1&k=890BB11A7C74D905B56013F3F34BB3A9

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate                                                                    Christopher J. LeGallais
& Investor Communications                                                                           Senior Manager, Investor Relations
Phone:                      403-237-1196  Fax:  403-237-1210                                                   Phone:                      403-237-1957  Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                              Email:                       tlm@talisman-energy.com

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